Exhibit (a)(1)(ii)

November 21, 2017

To National Oilwell Varco, Inc. Employees Eligible to Participate in the Stock Appreciation Right Exchange Program:

I am pleased to announce the commencement of the National Oilwell Varco, Inc. Stock Appreciation Right Exchange Program. This program will give you the opportunity to exchange certain Stock Appreciation Rights (SARs) you currently hold for a cash payment, amended SARs and new options to purchase NOV common stock, which will provide you with all the upside potential of your existing SARs while allowing you to lock in the current cash value of a portion of your existing SARs.

What will I receive if I elect to participate?

For each vested and unexercised SAR you hold:

(NOV is bringing the vesting date forward for the portion of your 2016 SAR awards scheduled to vest in 2018, such that your SAR awards will be 2/3rds vested on December 20, 2017)

1)      Cash equal to NOV’s closing share price on December 20, 2017 less the exercise price of your existing SAR; and

2)      A vested stock option with an exercise price equal to NOV’s closing share price on December 20, 2017, and an expiration date equal to your existing SAR.

For every unvested SAR you hold:

3)      An amended SAR with an exercise price equal to the exercise price of your existing SAR, a “Cap Price”[1] equal to NOV’s closing share price on December 20, 2017, a final vesting date equal to your existing SAR, and an expiration date equal to your existing SAR; and

4)      An unvested stock option with an exercise price equal to NOV’s closing share price on December 20, 2017, a vesting date equal to your existing SAR, and an expiration date equal to your existing SAR.

1)	The amended SAR is capped such that its value cannot exceed the value of the Cash payment described above, and will automatically exercise if vested and NOV’s closing share price equals or exceeds the Cap Price.

Why is NOV offering this exchange?

In 2016, NOV awarded SARs instead of stock options to address a shortfall of shares authorized for use as incentive compensation. While equivalent in value to stock options, accounting rules require different treatment, including the need to re-value the SARs each quarter, which causes significant variability in our compensation expense. Replacing the SARs with traditional stock options will allow us to mitigate the variability in our reported expense, which we believe will provide greater transparency for shareholders into our operating performance.

If you choose to participate in the exchange program, as noted above, NOV will accelerate the vesting of a portion of your existing SARs and allow you to lock in, and receive cash payment for, the current cash value of your vested SARs while the new options preserve all the upside potential from your original grant. In return, NOV gets to mitigate the inherent accounting volatility associated with the existing SARs.

The decision to participate in the Exchange Program is voluntary, and I encourage you to review the materials that will follow and to consult with your personal financial and tax advisors. I am pleased the Company’s Board of Directors has offered you this choice and I urge you to read all the Exchange Program materials carefully to come to a decision that is best for you.

Any questions regarding the Exchange Program may be sent via e-mail to exchange.program@nov.com or directed to the Exchange Program hotline at 346-223-4800.

As always, thank you for your continued hard work and dedication.

Clay C. Williams

Chairman, President and Chief Executive Officer

National Oilwell Varco

Detailed Exchange Program materials will be sent from exchange.program@nov.com, including:

•	An offering memorandum, which contains detailed information about the Exchange Program,

•	A highlights brochure, which gives an overview of the Exchange Program, and

•	Election instructions, which contain information about your specific Eligible SARs Awards.